Canada Goose Reports Results for Fourth Quarter Fiscal 2022 and Fiscal 2023 Outlook
Fourth Quarter Fiscal 2022 Highlights (in Canadian dollars):
•Total revenue $223.1m
•Net loss $9.1m, or $(0.09) per diluted share
•Non-IFRS adjusted EBIT $12.5m, representing a 5.6% margin
•Non-IFRS adjusted net income per diluted share $0.04

TORONTO, ON (May 19, 2022) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the fourth quarter ended April 3, 2022.
“We closed fiscal 2022 with record sales for the year and confidence in our ability to accelerate earnings growth in Fiscal 2023 and beyond,” said Dani Reiss, Chief Executive Officer. “We are expanding to new markets with new partnerships and stores complemented by a laser focus on customer experience. At the same time, we are leveraging our successful playbook to continue to expand product categories and year-round product relevance. Our brand momentum, team and track record of execution gives us the ultimate conviction in the road ahead.”

Fourth Quarter Fiscal 2022 Results (compared to the Fourth Quarter Fiscal 2021)
•Total revenue increased by 6.8% to $223.1m from $208.8m. Due to a 53-week fiscal year, the current quarter ended April 3, 2022 started and concluded one week later than the comparative quarter. Using the same trading weeks as the comparative quarter in both periods1, total revenue would have increased by 23.8%.
•DTC revenue increased by 8.0% to $185.4m from $171.6m. The increase was driven by higher revenue from existing stores, partially offset by a 12.3% decrease in e-Commerce revenue. Using the same trading weeks as the comparative quarter in both periods, DTC revenue would have increased by 27.8%, with e-Commerce growth of 1.2%. In the comparative quarter last year, reported e-Commerce growth was 123.2%.
1 Includes the impact of $40.9m of revenue earned during the week ended January 2, 2022, which was previously reported in the Company’s results for the third quarter ended January 2, 2022 and excludes $5.5m of revenue earned during the week ended of April 3, 2022.

•Wholesale revenue increased by 3.5% to $35.1m from $33.9m. The increase was driven by higher order values. Using the same trading weeks as the comparative quarter in both periods, Wholesale revenue would have increased by 7.7%.
•Gross profit was $154.1m, a gross margin of 69.1%, compared to $138.6m and 66.4%.The increase was attributable to pricing (+180 bps) and a higher proportion of sales to wholesale partners compared to international distributors (+110 bps) partially offset by higher sales in non-parka categories, typically with lower margins.
•Operating income was $0.9m, an operating margin of 0.4%, compared to $7.2m and 3.4%. Operating margin decreased due to higher operating costs and lease impairment costs, partially offset by gross margin expansion and a higher Wholesale operating margin.
•Net loss was $(9.1)m, or $(0.09) per diluted share, compared to $2.5m, or $0.02 per diluted share.
•Non-IFRS adjusted EBIT was $12.5m, an adjusted EBIT margin of 5.6%, compared to $4.8m and 2.3%.
•Non-IFRS adjusted net income was $4.1m, or $0.04 per diluted share, compared to $0.7m, or $0.01 per diluted share.
•Cash was $287.7m as at quarter end, compared to $477.9m. During fiscal 2022, 5,636,763 subordinate voting shares were repurchased for a total cash consideration of $253.2m, including $65.9m for the fourth quarter.
•Inventory was $393.3m as at quarter end, compared to $342.3m to support future growth.

Fiscal 2023 Outlook
For fiscal 2023, the Company currently expects:
•Total revenue $1.300Bn to $1.400Bn.
•Non-IFRS adjusted EBIT $250m to $290m, representing a margin of 19.2% to 20.7%.
•Non-IFRS adjusted net income per diluted share $1.60 to $1.90.
For the first quarter of fiscal 2023, the Company currently expects:
•Total revenue $60m to $65m.
•Non-IFRS adjusted EBIT $(80)m to $(75)m.
•Non-IFRS adjusted net loss per diluted share $(0.64) to $(0.60).
This outlook is based on a number of assumptions for fiscal 2023, including the following:
•Improved traffic and lower levels of operating disruptions globally, including mandatory closures, in both Company and partner operated retail stores, relative to fiscal 2022.
•A return to regular trading levels in Mainland China during the peak selling season. 4 of 16 retail stores in this market are currently closed as a result of COVID-19 restrictions, with the remainder currently facing significant traffic impacts.
•Approximate % of fiscal 2023 total revenue by quarter: Q1 5%, Q2 20%, Q3 50%, Q4 25%
•DTC % of total revenue 70% to 73%, driven by low to high teens comparable sales growth and continued channel expansion.

•Wholesale revenue growth of 6%.
•Gross margin in the high 60s as a % of total revenue, with expansion driven by DTC mix shift.
•Effective tax rate in the low 20s as a % of income before taxes for fiscal 2023.
•Weighted average diluted shares outstanding of 107.7m for fiscal 2023.
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
Dani Reiss, Chairman and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on May 19, 2022. Those interested in participating are invited to dial (877) 804 7379 or (629) 228 0700 if calling internationally and reference Conference ID 6199963 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Fourth quarter ended		For the year ended
	April 3, 2022	March 28, 2021	April 3, 2022	March 28, 2021
	$	$	$	$
Revenue	223.1	208.8	1,098.4	903.7
Cost of sales	69.0	70.2	364.8	349.7
Gross profit	154.1	138.6	733.6	554.0
Gross margin	69.1%	66.4%	66.8%	61.3%
SG&A expenses	153.2	131.4	576.9	437.0
SG&A expenses as % of revenue	68.7%	62.9%	52.5%	48.4%
Operating income	0.9	7.2	156.7	117.0
Operating margin	0.4%	3.4%	14.3%	12.9%
Net interest, finance and other costs	7.0	8.2	39.0	30.9
(Loss) income before income taxes	(6.1)	(1.0)	117.7	86.1
Income tax expense (recovery)	3.0	(3.5)	23.1	15.8
Effective tax rate	(49.2)%	350.0%	19.6%	18.4%
Net (loss) income	(9.1)	2.5	94.6	70.3
Other comprehensive loss	(2.3)	(8.0)	(12.0)	(5.3)
Comprehensive (loss) income	(11.4)	(5.5)	82.6	65.0
(Loss) earnings per share
Basic	$(0.09)	$0.02	$0.87	$0.64
Diluted	$(0.09)	$0.02	$0.87	$0.63
Weighted average number of shares outstanding
Basic	106,133,970	110,367,711	108,296,802	110,261,600
Diluted	106,133,970	111,364,712	109,154,721	111,112,173

Non-IFRS Financial Measures:(1)
Adjusted EBIT	12.5	4.8	174.6	132.6
Adjusted EBIT margin	5.6%	2.3%	15.9%	14.7%
Adjusted net income	4.1	0.7	119.4	86.2
Adjusted net income per basic share	$0.04	$0.01	$1.10	$0.78
Adjusted net income per diluted share	$0.04	$0.01	$1.09	$0.78
(1) See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	April 3, 2022	March 28, 2021
		Restated
Assets	$	$
Current assets
Cash	287.7	477.9
Trade receivables	42.7	40.9
Inventories	393.3	342.3
Income taxes receivable	1.1	4.8
Other current assets	37.5	31.0
Total current assets	762.3	896.9

Deferred income taxes	53.2	48.4
Property, plant and equipment	114.2	116.5
Intangible assets	122.2	124.8
Right-of-use assets	215.2	233.7
Goodwill	53.1	53.1
Other long-term assets	20.4	5.1
Total assets	1,340.6	1,478.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	176.2	177.8
Provisions	18.5	20.0
Income taxes payable	24.5	19.1
Short-term borrowings	3.8	—
Current portion of lease liabilities	58.5	45.2
Total current liabilities	281.5	262.1

Provisions	31.3	25.6
Deferred income taxes	15.8	15.4
Term loan	366.2	367.8
Lease liabilities	192.2	209.6
Other long-term liabilities	25.7	20.4
Total liabilities	912.7	900.9

Shareholders' equity	427.9	577.6
Total liabilities and shareholders' equity	1,340.6	1,478.5

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT and adjusted net income and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net (loss) income to adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Fourth quarter ended		For the year ended
CAD $ millions	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)
Net (loss) income	(9.1)	2.5	94.6	70.3
Add (deduct) the impact of:
Income tax expense (recovery)	3.0	(3.5)	23.1	15.8
Net interest, finance and other costs	7.0	8.2	39.0	30.9
Operating Income	0.9	7.2	156.7	117.0
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	1.1	(3.1)	2.7	(1.7)
Share-based compensation (b)	—	0.2	0.2	0.5
Net temporary store closure costs (c)	—	0.7	0.2	7.5
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d)	0.1	0.4	3.2	5.2
Transition of logistics agencies (g)	—	—	0.1	2.2
Costs of the Baffin acquisition (h)	—	—	—	1.0
Non-cash provision release (i)	—	—	—	(3.0)
Joint Venture transaction costs (j)	0.7	—	0.7	0.0
Impairment losses (k)	7.7	—	7.7	0.0
Other (n)	2.0	(0.6)	3.1	(0.4)
Total adjustments	11.6	(2.4)	17.9	15.6
Adjusted EBIT	12.5	4.8	174.6	132.6
Adjusted EBIT margin	5.6%	2.3%	15.9%	14.7%
(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

	Fourth quarter ended		For the year ended
CAD $ millions	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)
Net (loss) income	(9.1)	2.5	94.6	70.3
Add (deduct) the impact of:
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	1.1	(3.1)	2.7	(1.7)
Share-based compensation (b)	—	0.2	0.2	0.5
Net temporary store closure costs (c) (e)	—	0.9	0.2	9.0
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d) (f)	0.1	0.6	3.6	6.0
Transition of logistics agencies (g)	—	—	0.1	2.2
Costs of the Baffin acquisition (h)	—	—	—	1.0
Non-cash provision release (i)	—	—	—	(3.0)
Joint Venture transaction costs (j)	0.7	—	0.7	—
Impairment losses (k)	7.7	—	7.7	—
Deferred tax adjustment (l)	4.5	—	4.5	—
Acceleration of unamortized costs on Term Loan Facility Repricing (m)	—	—	9.5	1.1
Restructuring expense (c)	—	—	—	1.7
Other (n)	2.0	(0.6)	3.1	(0.2)
Total adjustments	16.1	(2.0)	32.3	20.9
Tax effect of adjustments	(2.9)	0.2	(7.5)	(5.0)
Adjusted net income	4.1	0.7	119.4	86.2

(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $nil and $0.1m in the fourth quarter and year ended April 3, 2022, respectively, (fourth quarter and year ended March 28, 2021 - $0.2m and $0.2m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $nil and $0.2m were incurred in the fourth quarter and year ended April 3, 2022, respectively. These were comprised of temporary store costs of $nil and $0.4m, partially offset by government subsidies of $nil and $0.2m in Europe in the fourth quarter and year ended April 3, 2022, respectively. Globally, government subsidies of $0.4m and $27.5m were recognized in the fourth quarter and year ended March 28, 2021, respectively. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs ($0.4m and $1.8m), and restructuring expense ($nil and $0.4m), for the fourth quarter and year ended March 28, 2021, respectively. The benefit of $0.4m and $24.0m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the fourth quarter and year ended March 28, 2021, respectively.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes $nil and less than $0.1m of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended April 3, 2022, respectively (fourth quarter and year ended March 28, 2021 - $0.1m and $1.5m, respectively).

(f)Pre-store opening costs incurred in (d) above as well as less than $0.1m and $0.4m of interest expense on lease liabilities for new retail stores during pre-opening periods in the fourth quarter and year ended April 3, 2022, respectively (fourth quarter and year ended March 28, 2021 - $0.2m and $0.8m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the year ended March 28, 2021.
(j)Acquisition and transactions costs related to the Japanese joint venture recognized in the year ended April 3, 2022.
(k)Impairment losses for non-financial retail assets recorded as the result of the annual impairment assessment for the year ended April 3, 2022.
(l)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG in the year ended April 3, 2022.
(m)Non-cash unamortized costs accelerated in connection with the Repricing Amendment of the Term Loan Facility on April 9, 2021 during the year ended April 3, 2022 and the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019 during the year ended March 28, 2021.
(n)Costs for legal proceeding fees including for the defence of class action lawsuits and rent abatements received.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” “intend”, “predict” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2023 full year and first quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the evolution of the global economic conditions, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 3, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

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